Filed pursuant to Rule 424(b)(3)

Registration No. 333-177258

February 29, 2012

Prospectus Supplement No. 5

Teletouch Communications, Inc.

32,000,999 shares

This prospectus amends the prospectus dated November 3, 2011 to allow sales, from time to time, of up to 32,000,999 shares of our common stock by the shareholders, or Selling Shareholders, named in the section of this prospectus titled “Selling Security Holders”. We do not know when or in what amounts selling shareholders may offer the shares for sale. We will not receive proceeds from the sale of our shares by selling shareholders. Our common stock is presently quoted for trading on the OTC Bulletin Board under the symbol “TLLE.OB” On February 27, 2012, the last sales price of the common stock, as reported on the OTC Bulletin Board was $0.59 per share.

This prospectus supplement is being filed to include the information set forth in the Current Report on Form 8-K filed on February 27, 2012, which is set forth below. This prospectus supplement should be read in conjunction with the prospectus dated November 3, 2011, prospectus supplement no.1 dated November 23, 2011, prospectus supplement no. 2 dated November 30, 2011, prospectus supplement no. 3 dated December 8, 2011, and prospectus supplement no. 4 dated January 23, 2012 which are to be delivered with this prospectus supplement.

Investing in our common stock is highly speculative and involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. You should carefully consider the risks and uncertainties described under the heading “Risk Factors” beginning on page 4 of the original prospectus, as subsequently amended and supplemented, before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 5 is February 29, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

February 21, 2012

Date of Report (date of Earliest Event Reported)

TELETOUCH COMMUNICATIONS, INC.

(Exact Name of Company as Specified in its Charter)

DELAWARE	001-13436	75-2556090
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

5718 Airport Freeway, Fort Worth, Texas 76117

(Address of principal executive offices and zip code)

(800) 232-3888

(Company’s telephone number, including area code)

Not applicable

(Former name or former address, if changed from last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 – Financial Information

Item 2.04	Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement

On February 21, 2012, Thermo Credit, LLC, a Colorado limited liability company (“Thermo”), in connection with its current $12 million revolving credit facility having a maturity date in January 2013 (pursuant to that certain Loan and Security Agreement dated as of April 30, 2008, as amended to date (the “Agreement”), and a related promissory note also dated as of April 30, 2008, as amended to date) by and among Thermo, Teletouch Communications, Inc. (“TLL”), Teletouch Licenses, Inc. (“TLI”) and Progressive Concepts, Inc. (“PCI”), and all of TLL, PCI, and TLI, collectively the “Company”), notified the Company of its intent to significantly modify, revalue, adjust and change the Company’s borrowing base, pursuant to Section 2(e) of the Loan Agreement, to now exclude certain classes of assets in their entirety from the borrowing base (“Borrowing Base”) under the Agreement, even though these assets had been previously accepted by Thermo and have been included in the Borrowing Base for several years, and in some instances, since the loan was originated. The Company has expressed to Thermo that it disagrees with the proposed modifications to the current Borrowing Base. Thermo’s intent to modify the Borrowing Base is contractually subject to good faith negotiations between the parties over the next sixty (60) days regarding which items to exclude and/or reevaluate to include in the borrowing base. As a result, the final determination between the parties as to which assets will comprise the resulting revised Borrowing Base has not been made, and the parties will negotiate such disagreements in good faith over the next 60-days to make the final determination.

Under the terms of the Agreement, borrowings against the credit facility are comprised of specific advance rates against the individual and aggregate fair value of the Company’s assets, including, among others, real estate, equipment, infrastructure assets, inventory, accounts receivable, intangible assets and notes receivable, such assets collectively comprising the Borrowing Base. However, earlier this year, Thermo informed the Company that it was not in compliance with its own borrowing base and facility with its own lender. As a result, there can be no assurance that the discussions and further consultations over the next sixty (60) days will resolve any disagreements over items to exclude or include in the revised Borrowing Base, or if they do, whether they will be concluded on terms favorable to the Company. To the extent that Thermo and the Company cannot mutually agree on which items to include or exclude in the revised Borrowing Base, the assets in question may be excluded at Thermo’s sole discretion from the Borrowing Base calculations, and a portion of the Company’s obligations under the Agreement will be accelerated, with an additional $3.78 million becoming due and payable on April 22, 2012 (based on the Company’s most recent Borrowing Base calculation as of January 31, 2012).

Additionally, at January 31, 2012, under the current terms of the Agreement and related Borrowing base calculation, the Company was over-advanced by approximately $1.38 million, with a corollary obligation to pay Thermo $90,000 in remaining commitment fees related to the most recent revisions and amendment to the Agreement. This over-advance has increased slightly from the $1.22 million reported in the Company’s most recent quarterly report on Form 10-Q that was filed on January 17, 2012, primarily due to a continued reduction in the value of the cellular billing accounts receivable component of the Company’s Borrowing Base.

As of the date hereof, Thermo has not required that the Company repay the over-advance or the remaining commitment fee. If the Company has not repaid the over-advance and commitment fee and the Borrowing Base calculations are revised as proposed by Thermo in its February 21, 2012, notice letter, a total amount of approximately $5.25 million would be due and payable by the Company on April 22, 2012, based on the Borrowing Base calculation as of January 31, 2012.

Pursuant to the above, and as previously reported, during the fourth quarter of fiscal 2011, Thermo informed the Company that it could not advance additional funds under the credit facility due to, among other reasons, declining accounts receivable in the Borrowing Base (primarily as a result of the then ongoing litigation with AT&T, subsequently settled), the total outstanding balance of the credit facility, and as the Company has learned, Thermo’s own inability to borrow additional cash from its lender(s) due to concentration issues in its borrowing base, among other matters. Since at least the beginning of this year, both together and separately, Thermo and Teletouch have been working to move part or all of the Company’s current loan facility to a new financial provider(s) and has been actively working with Thermo to re-finance with new lenders, all or part of its existing indebtedness to Thermo, as a result of the restrictions placed on Thermo by its own lender. As of the date hereof, TLL has not secured new financing to replace Thermo, but is in discussions with a number of potential lenders, and will publicly report any refinancing actions as they occur. There is no assurance given that such discussions will yield any results or that even if they do, they will be concluded on the terms favorable to the Company.

The Company has a total of approximately $10.48 million outstanding under the credit facility Agreement with Thermo as of the date hereof.

Section 9 – Financial Statements and Exhibits

Item 9.01.	Financial Statements and Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 27, 2012	By:	/s/ Douglas E. Sloan
Name: Douglas E. Sloan Title: Chief Financial Officer